EXHIBIT 99.2

Babson Capital Participation Investors

Certificate

I, Kristin Goodchild, Associate Secretary of Babson Capital Participation Investors (the "Trust"), hereby certify that the following resolutions were duly adopted by the Board of Trustees of the Trust, including a majority of the Trustees who are not "interested persons" of the Trust, on October 23, 2015 and remain in full force and effect.

RESOLVED, that Great American and its affiliated companies carrying its group financial rating be, and they hereby are, approved for the bonding of officer and employees of each Trust as required by law, including a requirement for a 60-day notice of any cancellation, termination or modification; that all officers and employees of each Trust or of its investment adviser having access to the securities of each Trust be bonded under a "Registered Management Investment Company Bond" jointly with BGH, the bond to be in the total amount of $2,175,000 to indemnify each Trust against larceny and embezzlement, which the Trustees, including a majority of those not "interested persons" (as defined by the 1940 Act) hereby, in light of the value and nature of the assets, the persons having access thereto and the custody arrangements therefore, find to be reasonable;

RESOLVED, that the payment by each Trust (and BGH) of its pro rata portion of the estimated total 12-month premium of $3,500 for coverage commencing on November 4, 2015 and ending on November 3, 2016, is found to be reasonable and officers are authorized to make disbursements and directed to pay the pro rata portion;

RESOLVED, that the Chairman, the President, a Vice President, the Chief Financial Officer, the Treasurer, or the Secretary be, and they each hereby are, authorized to enter into an agreement with the other insureds providing that in the event recovery is received under the bond as a result of a loss sustained by the Trusts, that each Trust shall receive an equitable share of the recovery and at least equal to the amount it would have received under an individual bond for the minimum required coverage [for MCI coverage of $750,000; MPV coverage of $525,000; for BGH coverage of $900,000]; and

RESOLVED, that the Secretary and any Associate Secretary be, and they each hereby are, authorized to file a copy of this resolution and the bond or any other papers pertaining thereto with the SEC, to file all notices of claims and settlements under the bond as required by law and regulations of the SEC and to make such other filings and give such other notices as required by Rule 17g-1(g).

IN WITNESS WHEREOF, I have hereunto set my hand and the common seal of the Trust this 8th day of April 8, 2016.

 /s/ Kristin Goodchild
Kristin Goodchild
Associate Secretary